UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3/A

(Amendment No. 2)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Digicel Group 0.5 Limited

(Issuer)

Digicel Pacific Limited

(Guarantor)

(Name of applicants)

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda
+1 (441) 500-0099

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
10.0% Senior Cash Pay/PIK Notes due 2024	$941,000,000 aggregate principal amount

Approximate date of issuance

Upon the effective date of the Scheme (as defined herein), which will be approximately June 18, 2020

Name and address of agent for service:

David Lomas

Chief Financial Officer
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda
+1 (441) 500-0099

____________________________

With copies to:

Michael Kaplan

Shane Tintle
Davis Polk & Wardwell LLP
450 Lexington Ave
New York, New York 10017
(212) 450-4000

____________________________

The Applicants (as defined below) hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon written request.

Explanatory Note

This Amendment No. 2 to Application for Qualification of Indenture on Form T-3 (this “Amendment”) amends the Application for Qualification of Indenture on Form T-3 filed by the Applicants on May 14, 2020, as amended by Amendment No. 1 filed on June 2, 2020 (the “Application”). This Amendment is being filed solely to amend and restate the information provided under Item 2. All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Scheme Document (as defined below).

The requisite majority of DGL1 Scheme Creditors approved the Scheme at a meeting of DGL1 Scheme Creditors held on June 1, 2020 (the “Scheme Meeting”). The Scheme was thereafter approved by the Supreme Court of Bermuda (the “Bermuda Court”) at a hearing on June 8, 2020 (the “Scheme Sanction Hearing”). During the Scheme Sanction Hearing, the Court considered the fairness of the Scheme to the DGL1 Scheme Creditors in the course of approving the Scheme and issued a final order for the approval of the Scheme. This Amendment is being filed solely to provide updated information under Item 2, which has been amended and restated in full, and to file the Findings of the Court as Exhibit T3D. This Amendment is not intended to amend or delete any other part of the Application. All other information in the Application is unchanged and has been omitted from this Amendment.

Digicel Group 0.5 Limited is referred to herein as the “Issuer.” Digicel Pacific Limited is referred to herein as the “Guarantor.” The Issuer and the Guarantor are referred to herein collectively as the “Applicants.”

2.	Securities Act Exemption Applicable

Registration of the 10.0% Senior Cash Pay/PIK Notes due 2024 (the “New Notes”) under the United States Securities Act of 1933, as amended (the “Securities Act”), is not required by reason of Section 3(a)(10) of the Securities Act (“Section 3(a)(10)”). Section 3(a)(10) provides an exemption from the registration provisions of the Securities Act for:

“...any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests...where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court... ”

The New Notes will be issued pursuant to the Indenture, the form of which is attached hereto as Exhibit T3C (the “Indenture”), among the Issuer, the Guarantor and the Deutsche Bank Trust Company Americas (the “Trustee”), in connection with a scheme of arrangement pursuant to section 99 of the Companies Act 1981 of Bermuda (the “Scheme”), if such Scheme becomes effective. See Exhibit T3E for the scheme document setting forth the Scheme and the explanatory statement required by Bermuda law to accompany it setting out all information a DGL1 Scheme Creditor (as defined therein) would need to know in order to be able to properly consider whether to vote in favor of the Scheme (together, the “Scheme Document”). The Issuer provided the Scheme Document to the DGL1 Scheme Creditors on May 15, 2020. As set forth in more detail in the Scheme Document, DGL1 Scheme Creditors will receive the New Notes issued by the Issuer in exchange for their claims arising from the Existing Notes upon effectiveness of the Scheme, as the Scheme was accepted by more than seventy-five percent by value and a majority in number of those DGL1 Scheme Creditors voting at the Scheme Meeting and the Bermuda Court has sanctioned the Scheme.

Analysis

The issuance of the New Notes as part of the Scheme will satisfy the required elements of the Section 3(a)(10) exemption as follows:

(i) The securities must be issued in exchange for securities, claims, or property interests.

The New Notes will be issued in exchange for the DGL1 Scheme Creditors’ claims arising from Existing Notes of the DGL1 Scheme Creditors.

(ii) A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

Under Section 99 of the Bermuda Companies Act, a Bermuda scheme of arrangement becomes effective in accordance with its terms and is binding on the relevant company and the relevant creditors when the order of the Bermuda Court sanctioning the scheme of arrangement is delivered to the Bermuda Registrar of Companies. The Scheme Sanction Hearing in respect of the Scheme took place on June 8, 2020. The Bermuda Court’s sanctioning of the Scheme will be relied upon as an approval of the Scheme following the Scheme Sanction Hearing at which hearing all security holders were entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification had been given to all such security holders.

(iii) The reviewing court or authorized governmental entity must find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued and be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

The Scheme was approved by the Bermuda Court at the Scheme Sanction Hearing on June 8, 2020. Prior to that hearing, the Bermuda Court received the Scheme Documents, which each set forth that the Company will rely on the Court’s approval of the Scheme as the basis for the Section 3(a)(10) exemption. Through additional pleadings filed in support of the Scheme prior to the Scheme Sanction Hearing on June 8, 2020, the Issuer further informed the Court that it will rely on the Section 3(a)(10) exemption based on the Court’s approval of the transaction. At the Scheme Sanction Hearing, the Court was satisfied that the Scheme is a fair scheme of arrangement that an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve. As such, the Court considered the fairness of the Scheme to the DGL1 Scheme Creditors in the course of approving the Scheme and issued an order sanctioning the Scheme. The order sanctioning the Scheme signed by the Bermuda Court contains an express acknowledgement that the Company would be relying on the Section 3(a)(10) exemption.

(iv) The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

The Scheme becomes effective following the delivery of the order of the Bermuda Court sanctioning the scheme of arrangement to the Bermuda Registrar of Companies and satisfaction of the remaining conditions to its effectiveness. The order of the Bermuda Court sanctioning the Scheme was made following the Scheme Sanction Hearing described above.

(v) A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

The Scheme Sanction Hearing was held pursuant to Section 99 of the Bermuda Companies Act.

(vi) The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

All DGL1 Scheme Creditors (and any other interested parties) were entitled to appear at the Scheme Sanction Hearing and dissenting DGL1 Scheme Creditors had an opportunity to voice their objections. The Scheme Sanction Hearing was held by the Court in open court.

(vii) Adequate notice must be given to everyone to whom securities would be issued in the proposed exchange.

Information material to the decision of a Scheme Creditor whether or not to agree to the Scheme, as provided in the Scheme Document, was provided to relevant DGL1 Scheme Creditors in such a manner as to ensure that such parties received timely and effective notice. Notice of the Scheme Meeting, and the contents of the Scheme Document and other information to be provided to DGL1 Scheme Creditors for the purposes of their participation in the Scheme Meeting, was provided in accordance with the orders of the Court made on May 12, 2020. As noted above, the Scheme Documents each set forth that the Company will rely on the Court’s approval of the Scheme as the basis for the Section 3(a)(10) exemption.

(viii) There cannot be any improper impediments to the appearance at the hearing by those persons.

There were no impediments to the appearance of any DGL1 Scheme Creditors at the Scheme Sanction Hearing.

Contents of Application for Qualification. This application for qualification comprises—

(a)       Pages numbered 1 to 4, consecutively.

(b)       The statement of eligibility and qualification of the trustee under the indenture to be qualified.

(c)       The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit	Description
T3A-1	Certificate of Incorporation of Digicel Group 0.5 Limited*
T3A-2	Memorandum of Association of Digicel Group 0.5 Limited*
T3A-3	Certificate of Incorporation of Digicel Pacific Limited*
T3A-4	Certificate of Incorporation on Change of Name of Digicel Pacific Limited*
T3A-5	Memorandum of Association of Digicel Pacific Limited*
T3B-1	Bye-laws of Digicel Group 0.5 Limited*
T3B-2	Bye-laws of Digicel Pacific Limited*
T3C	Form of Indenture*
T3D	Findings of the Court
T3E	Scheme Document*
T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C hereto)*
25.1	Statement of eligibility and qualification of the trustee on Form T-1*

________________

*	Filed previously.

Signature

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, companies, organized and existing under the laws of Bermuda have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Hamilton, Bermuda, on the 12th day of June, 2020.

DIGICEL GROUP 0.5 LIMITED

Attest:	/s/ Andrea Sigerseth	By:	/s/ Denis O’Brien
	Name: Andrea Sigerseth		Name: Denis O’Brien
	Title: Assistant Secretary		Title: Director and Chairman

DIGICEL PACIFIC LIMITED

Attest:	/s/ Andrea Sigerseth	By:	/s/ Denis O’Brien
	Name: Andrea Sigerseth		Name: Denis O’Brien
	Title: Assistant Secretary		Title: Director and Chairman

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